Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Fundrise Innovation Fund, LLC (formerly, Fundrise Growth Tech Fund, LLC)

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$25,749,126.44	0.0001381	$3,555.95

Total Transaction Valuation:		$25,749,126.44
Total Fees Due for Filing:				$3,555.95
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$3,555.95

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Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for common shares of beneficial interest based upon the estimated net asset value per common share as of January 29, 2026. Calculated as $138.10 per $1,000,000 of the Transaction Valuation.